Exhibit 99.1

Eco Wave Power Turns Waves Into Watts With NVIDIA AI Infrastructure and Digital Twins

MIAMI, June 23, 2026 — Eco Wave Power is pleased to share that NVIDIA has published a corporate blog featuring the Company titled “Eco Wave Power Turns Waves Into Watts With NVIDIA AI Infrastructure and Digital Twins.”

Read the full article:

https://blogs.nvidia.com/blog/eco-wave-power-ai-digital-twins/

For convenience, the full text of the NVIDIA article is reproduced below:

Eco Wave Power Turns Waves Into Watts With NVIDIA AI Infrastructure and Digital Twins

June 22, 2026 by Tenika Versey Walker

The next era of AI will not be defined by compute alone. Its growth will be determined by energy.

As accelerated computing scales across AI factories, agentic AI, industrial AI, edge computing and physical AI — including robotics and autonomous systems — global electricity demand is rising at unprecedented speed.

In many regions, expanding grid infrastructure to meet that need requires years of permitting, transmission upgrades, land acquisition and capital investment.

This challenge is reshaping how the world thinks about energy infrastructure for AI.

Eco Wave Power, a member of the NVIDIA Inception startup program’s Sustainable Futures initiative, is developing technology — powered by NVIDIA AI infrastructure and digital twins — that converts energy from ocean waves into clean electricity using existing marine infrastructure. By using already-built coastal structures, wave energy generation can be deployed closer to areas with growing power demand — including ports, industrial zones and future AI infrastructure hubs.

“Wave energy is one of the largest renewable energy sources that exists,” said Inna Braverman, cofounder and CEO of Eco Wave Power. “Everybody wants it, but nobody can do it, so I looked at the current problems with harnessing wave power and I asked: How do we simplify it?”

Turning the Sea Into a Power Source

Harnessing Earth’s natural cycles for power generation isn’t a new concept. Wind and solar energy have been well established industries for decades.

Waves are on the way to completing this trifecta of power-producing elements.

In the U.S. alone, wave energy could produce over 60% of annual energy consumption, according to the Energy Information Administration.

It all starts with floaters — noninvasive floating infrastructure attached to breakwaters or sea walls to capture the power generated by waves breaking against the shoreline.

The density of seawater is roughly 800x the density of air, allowing larger amounts of energy to be generated using much smaller devices than wind turbines.

The next step is managing and distributing that power. While previous companies faced a bottleneck at this stage — due to having their computer hardware in the floater, leading to potential damages during rough currents — Eco Wave Power puts its computers, sensors, hydraulic conversion and electric parts on land at centers, keeping expensive hardware dry and safe from storms.

“Wave energy is the least intermittent source of renewable energy,” Braverman said. “Solar energy — for example — is great, but you have night, winter, cloud coverage and pollution that all impact production. With wave energy, you can generate around the clock.”

AI Wave Energy Layer Using NVIDIA Omniverse Libraries and Accelerated Compute

As AI infrastructure expands, energy systems themselves are becoming increasingly intelligent.

Digital twins of wave patterns and floating infrastructure — built with NVIDIA Omniverse libraries — can simulate wave conditions, structural behavior, deployment configurations and operational scenarios before physical installation begins. These virtual environments can help optimize engineering decisions, reduce deployment risk and accelerate infrastructure planning.

See the Video Player embedded within the NVIDIA corporate blog: https://www.youtube.com/shorts/ypkGqP-jclA

At the operational layer, NVIDIA accelerated computing and AI technologies enable real-time optimization of wave energy systems through predictive analytics, anomaly detection, environmental forecasting and predictive maintenance. AI models can continuously analyze ocean conditions, equipment performance and energy generation patterns to improve efficiency and operational resilience.

AI can also orchestrate energy-aware computing infrastructure by aligning energy-intensive workloads with periods of stronger renewable generation and dynamically optimizing power utilization across distributed systems.

Ocean Powered Data Centers on the Horizon

Eco Wave Power operates projects in Jaffa Port, Israel, created in collaboration with EDF Power Solutions and the Israeli Energy Ministry, and in the Port of Los Angeles, developed in collaboration with AltaSea and Shell. Eco Wave Power is also developing new projects in Portugal at the Port of Leixões, Suao Port in Taiwan, and Mumbai, India, with Bharat Petroleum.

Wave power has already demonstrated its ability to handle consumer energy needs — and is now showing potential to support data centers.

“We have a possibility to link AI factories directly to wave energy, because a lot of data centers are moving toward the coast,” Braverman said. “They need cooling and water, so they’re now located in ports.”

Pilots are already underway at the port of Los Angeles to showcase how wave energy can be the sole power source for a data center without tapping into the existing grid energy.

AI software serves as the control layer for this data center pilot, planning compute tasks based on the available power supply. For example, the software can monitor and predict when waves will be stronger throughout the week based on weather patterns — and accordingly allocate more intensive compute tasks for these periods.

“We exist, we work, we’re grid connected and we have so much of this resource,” Braverman  said. “The energy is needed now, so I think we’re in the right place at the right time and we’re innovative, but we’re not futuristic, and that’s what sets us apart.”

Explore how NVIDIA is driving the future of energy.

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For more information, please visit:

www.ecowavepower.com

Press inquiries:

info@ecowavepower.com

Note: Information available on or through the website mentioned herein does not form part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company (NASDAQ: WAVE) is using forward-looking statements in this press release when it discusses the possibility the Company can link wave energy directly to AI factories and data centers, its development of new projects in Portugal, Taiwan, and India, and the possibility of wave energy to serve as a sole power source for data centers without tapping into the existing grid. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026, which is available on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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